UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*
________________________________________

XPO LOGISTICS, INC.
(Name of Issuer)
________________________________________

COMMON STOCK, Par Value $0.001 Per Share
(Title of Class of Securities)

30217Q 207
(CUSIP Number)

Jacobs Private Equity, LLC
Bradley S. Jacobs
350 Round Hill Road
Greenwich, Connecticut 06831
Telephone: (203) 413-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2020
(Date of Event which Requires Filing of this Statement)
________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 30217Q 207	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON Jacobs Private Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,285,714
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,285,714
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 91,415,716 shares of common stock, par value $0.001 per share (the “Shares”), of XPO Logistics, Inc. outstanding as of November 2, 2020.

CUSIP No. 30217Q 207	SCHEDULE 13D	Page 3 of 5

1	NAME OF REPORTING PERSON Bradley S. Jacobs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,673,130(2)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,673,130(2)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,673,130(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%(3)
14	TYPE OF REPORTING PERSON IN

(2)	Mr. Jacobs has indirect beneficial ownership of 19,285,714 Shares as a result of being the managing member of Jacobs Private Equity, LLC (“JPE”). In addition, Mr. Jacobs holds directly 387,416 Shares.
(3)	See footnote 1.

CUSIP No. 30217Q 207	SCHEDULE 13D	Page 4 of 5

This Amendment No. 3 (this “Amendment”) amends and supplements the information set forth in the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2011, as previously amended (as amended, the “Schedule 13D”), relating to the Shares of XPO Logistics, Inc., a Delaware corporation (the “Company”), with the principal executive offices located at Five American Lane, Greenwich, Connecticut 06831. All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.
Paragraphs (a) through (c) of Item 5 of the Schedule 13D are hereby amended and restated in its entirety as follows:
Item 5.  Interest in Securities of the Issuer.
(a)-(c) On December 30, 2020, pursuant to an agreement with the Company, JPE exchanged 67,500 shares of Series A Convertible Perpetual Preferred Stock for 9,642,857 Shares (which is the number of Shares into which such preferred stock was convertible as of such date) and $21,600,000 in cash. In addition, on December 30, 2020, JPE entered into an agreement with the Company, pursuant to which it will exchange, upon satisfaction of the conditions set forth therein, including any necessary approval under the Hart-Scott-Rodino Act of 1976, as amended, 9,642,857 warrants for 9,071,162 Shares (9,642,857 Shares less a number of Shares having a market value approximately equivalent to the exercise price of such warrants), subject to customary anti-dilution adjustments, if any. No Shares were sold by JPE as a result of these transactions.

For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the date of this Amendment, JPE beneficially owns 19,285,714 Shares. The number of Shares beneficially owned includes 9,642,857 Shares issuable upon exercise of the warrants held by JPE. The number of Shares beneficially owned represents, for the purposes of Rule 13d-3, approximately 21.1% of the outstanding shares of voting stock of the Company based on 91,415,716 Shares outstanding as of November 2, 2020. JPE has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the Shares described in this paragraph.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, as of the date of this Amendment, Mr. Jacobs beneficially owns 19,673,130 Shares. The number of Shares beneficially owned includes 19,285,714 Shares indirectly beneficially owned by Mr. Jacobs through JPE and 387,416 Shares directly beneficially owned by Mr. Jacobs. The total number of Shares directly and indirectly beneficially owned by Mr. Jacobs represents, for the purposes of Rule 13d-3, approximately 21.5% of the outstanding shares of voting stock of the Company based on 91,415,716 Shares outstanding as of November 2, 2020.

Except for the foregoing, and except for the exercise of 250,000 stock options by Mr. Jacobs on December 29, 2020, neither Reporting Party has effected any transaction in the Shares during the past sixty days.

CUSIP No. 30217Q 207	SCHEDULE 13D	Page 5 of 5

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2020

JACOBS PRIVATE EQUITY, LLC
By:	/s/ Bradley S. Jacobs
Name: Bradley S. Jacobs Title: Managing Member

/s/ Bradley S. Jacobs
Name: Bradley S. Jacobs